UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-181014-02

UNITED AIR LINES, INC.

(Exact name of registrant as specified in its charter)

233 S. Wacker Drive, Chicago, IL 60606

(312) 997-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Debt Securities, Guarantees and Pass Through Certificates of United Air Lines, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: N/A*

Pursuant to the requirements of the Securities Exchange Act of 1934, United Airlines, Inc.* has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 5, 2013	BY:	United Airlines, Inc. as successor issuer upon the merger of United Air Lines, Inc. with and into Continental Airlines, Inc. (renamed United Airlines, Inc.)

	By:	/s/ John D. Rainey
	Name:	John D. Rainey
	Title:	Executive Vice President and Chief Financial Officer

*	The registrant, a wholly-owned subsidiary of United Continental Holdings, Inc. (Commission File No. 001-06033), was merged with and into Continental Airlines, Inc. (Commission File No. 001-10323) with Continental Airlines, Inc. surviving the merger and continuing under the name “United Airlines, Inc.” In connection with the merger, United Airlines, Inc. assumed all obligations of United Air Lines, Inc. under its outstanding debt securities, guarantees and pass through certificates. The address of United Continental Holdings, Inc. and United Airlines, Inc. is 233 S. Wacker Drive, Chicago, IL 60606.